NEWS RELEASE

Kelso Technologies Inc.
(The “Company” or “Kelso”)	May 10, 2017

Canada: TSX: KLS
United States: NYSE MKT: KIQ

KELSO TECHNOLOGIES INC.
FINANCIAL RESULTS FOR THE THREE MONTHS ENDED MARCH 31, 2017

Vancouver, British Columbia and Bonham, Texas,Kelso Technologies Inc. (“Kelso” or the “Company”), (TSX: KLS), (NYSE MKT: KIQ) reports that it has released its unaudited interim financial statements and Management Discussion and Analysis for the three months ended March 31, 2017.

The unaudited interim consolidated financial statements were prepared in accordance with International Financial Reporting Standards (“IFRS”) as issued by the International Accounting Standards Board (“IASB”). All amounts herein are expressed in United States dollars (the Company’s functional currency) unless otherwise indicated.

SUMMARY OF FINANCIAL PERFORMANCE

	Three months ended March 31,
	2017	2016

Revenues	$1,563,317	$1,933,432
Gross profit	$699,934	$374,156
Gross profit margin	44.8%	19.4%
Net income (Loss)	$(525,496)	$(686,404)
EBITDA (Loss)	$(489,799)	$(736,677)
Net loss per share (basic and diluted)	$0.01	$0.01

LIQUIDITY AND CAPITAL RESOURCES

At March 31, 2017 the Company had cash on deposit in the amount of $1,034,268, accounts receivable of $993,012, prepaid expenses of $885,333, income tax receivable of $753,223 and inventory of $4,952,591 compared to cash on deposit in the amount of $2,312,279, accounts receivable of $637,845, prepaid expenses of $708,100, income tax receivable of $753,223 and inventory of $5,206,129 at December 31, 2016.

The working capital position of the Company at March 31, 2017 was $7,708,804 compared to $8,511,809 at December 31, 2016.

Net assets of the Company were $11,454,934 at March 31, 2017 compared to $11,771,944 at December 31, 2016. At March 31, 2017 the Company had no interest bearing long-term liabilities or debt.

OUTLOOK

Kelso has managed its business affairs throughout the first quarter of 2017 in a severely depressed rail tank car market. Hazardous commodity businesses remain in a cut back position that has led to a much lower than anticipated demand for rail tank cars. There are many reasons for this trend which include regulatory uncertainty, low commodity prices and slow capital commitment to new rail tank cars. This trend is expected to continue in the first half of 2017 with improved activity later in the year.

New regulations for hazardous material tank cars have established a timetable for the removal of existing DOT-111 rail tank cars transporting dangerous goods including crude oil by 2018, ethanol and other flammable commodities by 2023 in North America. The primary theme of the new regulations is improving the survivability of a tank car in an accident and the adoption and use of the best available safety technologies for the rail transport of hazardous materials. Compliance with the new DOT-117 regulations for crude oil transportation must be achieved in early 2018, a situation that is expected to improve the financial performance of our rail tank car equipment.

In addition to our established rail tank car equipment portfolio, management has turned to new product markets that can minimize our risk exposure to poor market conditions for rail tank cars. Kelso has moved to diversify its business activities by focusing on the creation of innovative equipment solutions for a wide range of applications in transportation markets. Our capabilities and reputation in rail tank car technologies have allowed Kelso to pursue these new product initiatives.

New products and markets under development include military technologies, fueling technologies, rail yard technologies, emergency response kits for first responders and ASCS extreme terrain vehicle technologies for commercial and military applications. These new product development initiatives are challenging, expensive and the timing of revenue streams cannot be guaranteed although management expects that new revenues will begin to emerge in 2017. Management understands that tension runs high in the investment community in uncertain times but believes the payoff comes when cash flows improve in future periods.

Our success will be subject to the many risks and challenges imposed by the current economic slump that remains beyond our control. Our financial capability to conduct business remains healthy at this time and our capital needs continue to be financed from operations and existing reserves with no interest bearing debt to service. Our goal is to create revenue streams from emerging and existing markets and continue to improve the effectiveness of our marketing initiatives to achieve better financial performance.

About Kelso Technologies

Kelso is an engineering product development company that specializes in the design, production and distribution of proprietary service equipment used in transportation applications. Our reputation has been earned as a designer and reliable supplier of unique high performance rail tank car equipment that provides for the safe handling and containment of hazardous and non-hazardous commodities during transport. All Kelso products are specifically designed to provide economic and operational advantages to customers while reducing the potential effects of human error and environmental harm.

For a more complete business and financial profile of the Company, please view the Company's website at www.kelsotech.com and public documents posted under the Company’s profile on www.sedar.com in Canada and on EDGAR at www.sec.gov in the United States.

On behalf of the Board of Directors,

James R. Bond, CEO and President

Notice to Reader: References to EBITDA refer to net earnings from continuing operations before interest, taxes, amortization, unrealized foreign exchange and non cash share-based expenses (Black Sholes option pricing model). EBITDA is not an earnings measure recognized by IFRS and does not have a standardized meaning prescribed by IFRS. Management believes that EBITDA is an alternative measure in evaluating the Company's business performance. Readers are cautioned that EBITDA should not be construed as an alternative to net income as determined under IFRS; nor as an indicator of financial performance as determined by IFRS; nor a calculation of cash flow from operating activities as determined under IFRS; nor as a measure of liquidity and cash flow under IFRS. The Company's method of calculating EBITDA may differ from methods used by other issuers and, accordingly, the Company's EBITDA may not be comparable to similar measures used by any other issuer.

Legal Notice Regarding Forward-Looking Statements: This news release contains “forward-looking statements” within the meaning of applicable securities legislation. Forward-looking statements are indicated expectations or intentions. Forward-looking statements in this news release include that our business, largely due to our concentration in rail equipment, continues to be influenced by the negative economy which remains beyond the control of the Company and this trend is expected to continue in the first part of 2017 with improved activity expected later in 2017 due to new mandatory regulations in 2018; that the impact of mandatory new regulations for HAZMAT tank cars should improve the longer-term performance of the rail tank car division of the Company; that Kelso will continue to focus on the service of our rail customers with a broader range of equipment that can generate financial growth with higher revenues per tank car when demand improves; that we will begin to introduce new innovative products such as our ERK and ETV to new marketplaces; engineering design activities can to generate new product development initiatives in both industrial and military markets; and this diversification into new markets is a primary long-term objective of the Company in order to grow more reliable revenue streams beyond railway equipment markets. Although Kelso believes its anticipated future results, performance or achievements expressed or implied by the forward-looking statements and information are based upon reasonable assumptions and expectations, they can give no assurance that such expectations will prove to be correct. The reader should not place undue reliance on forward-looking statements and information as such statements and information involve known and unknown risks, uncertainties and other factors which may cause the actual results, performance or achievements of Kelso to differ materially from anticipated future results, performance or achievement expressed or implied by such forward-looking statements and information, including without limitation the risk that regulatory deadlines for compliance may be delayed or cancelled; the Company’s products may not provide the intended economic or operational advantages; or reduce the potential effects of human error and environmental harm during the transport of hazardous materials; or grow and sustain anticipated revenue streams; PHMSA rules may not be finalized, orders may be cancelled and competitors may enter the market with new product offerings which could capture some of our market share; and our new equipment offerings may not capture market share as well as expected. Except as required by law, the Company does not intend to update the forward-looking information and forward-looking statements contained in this news release.

For further information, please contact:

James R. Bond, CEO and President	Richard Lee, Chief Financial Officer	Corporate Address:
Email: bond@kelsotech.com	Email: lee@kelsotech.com	13966 - 18B Avenue
South Surrey, BC V4A 8J1
www.kelsotech.com